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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                      Camera Platforms International, Inc.
                      ------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0005 Par Value Per Share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   133255-10-9
                              ---------------------
                                 (CUSIP Number)

                             David L. Ficksman, Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2000
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 10, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP No. 133255-10-9

1       NAME OF REPORTING PERSON

               Wolas Family Limited Partnership

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ---------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]              (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               State of California

NUMBER OF              7      SOLE VOTING POWER
SHARES                                2,484,512 (Subject to Adjustment -
BENEFICIALLY                          See Items 3 and 5)
OWNED BY
EACH                   8      SHARED VOTING POWER
REPORTING                             0
PERSON
                       9      SOLE DISPOSITIVE POWER
                                      2,484,512 (Subject to Adjustment -
                                      See Items 3 and 5)

                       10     SHARED DISPOSITIVE POWER
                                      0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,484,512 (Subject to Adjustment - See Items 3 and 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25%

14      TYPE OF REPORTING PERSON

               PN


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CUSIP No. 133244-10-9

1       NAME OF REPORTING PERSON

               Sallow LLC

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

               ---------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]              (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware

NUMBER OF              7      SOLE VOTING POWER
SHARES                                2,484,512 (Subject to Adjustment -
BENEFICIALLY                          See Items 3 and 5)
OWNED BY
EACH                   8      SHARED VOTING POWER
REPORTING                             0
PERSON
                       9      SOLE DISPOSITIVE POWER
                                      2,484,512 (Subject to Adjustment -
                                      See Items 3 and 5)

                       10     SHARED DISPOSITIVE POWER
                                      0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,484,512 (Subject to Adjustment - See Items 3 and 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25%

14      TYPE OF REPORTING PERSON

               OO


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CUSIP No. 133255-10-9

1       NAME OF REPORTING PERSON

               Annette Wolas and Herbert Wolas

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

               ---------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]              (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

NUMBER OF              7      SOLE VOTING POWER
SHARES                                2,484,512 (Subject to Adjustment -
BENEFICIALLY                          See Items 3 and 5)
OWNED BY
EACH                   8      SHARED VOTING POWER
REPORTING                             0
PERSON
                       9      SOLE DISPOSITIVE POWER
                                      2,484,512 (Subject to Adjustment -
                                      See Items 3 and 5)

                       10     SHARED DISPOSITIVE POWER
                                      0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,484,512 (Subject to Adjustment - See Items 3 and 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25%

14      TYPE OF REPORTING PERSON

               IN


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ITEM 1. SECURITY AND ISSUER

            This statement on Schedule 13D relates to the common stock, $0.0005 par value per share (the "Common Stock"), of Camera Platforms International, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 10909 Vanowen Street, North Hollywood, California 91605.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Wolas Family Limited Partnership, a California limited partnership ("Wolas"), (2) Sallow LLC, a Delaware limited liability company ("Sallow") and (3) Annette Wolas ("Ms. Wolas") and Herbert Wolas ("Mr. Wolas").

            Sallow is the sole general partner of Wolas. Ms. Wolas and Mr. Wolas are the sole limited partners of Wolas and the sole members of Sallow.

            The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 promulgated thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person.

        (b) The principal business address of each of the Wolas and Sallow is 11437 Dona Pegita Drive, Los Angeles, California 91604.

            The residence address of Ms. Wolas and Mr. Wolas is 11437 Dona Pegita Drive, Los Angeles, California 91604.

        (c) The principal business of Wolas is that of an investment limited partnership. The principal business of Sallow is that of general partner of Wolas.

            The present principal occupation of Mr. Wolas is the practice of law. Mr. Wolas practices law at the Law Offices of Herbert Wolas, 1875 Century Park East, Suite 600, Los Angeles, California 90067-2507.

            The present principal occupation of Ms. Wolas is housewife.

        (d) and (e) During the past five years, none of the Reporting Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Ms. Wolas and Mr. Wolas are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Pursuant to an Order of Confirmation dated June 28, 2000 of the United States Bankruptcy Court for the Central District of California entered June 29, 2000, the Company's Second Amended Plan of Reorganization (the "Plan") was confirmed. Under the Plan, DOOFF, LLC ("DOOFF"), a California limited liability company and the successor in interest to Foothill Capital Corporation, the Company's secured lender, is entitled to receive (1) 4,000,000 shares of Common Stock in partial consideration for the restructure of its secured claim and in partial consideration for the new working capital line which DOOFF provided to the Company and (2) 969,023 shares of Common Stock based on one share for each $2.00 of its approved claim. Additionally, DOOFF is


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entitled to receive an aggregate of 49.9999% of the outstanding shares of Common
Stock of the Company (the "DOOFF Shares") after giving effect to all distributions under the Plan (including the 4,969,023 shares referred to above) in partial consideration for DOOFF providing a working capital facility to the Company. As the amount of distributions under the Plan has not yet been determined, the number of shares to which DOOFF is entitled cannot be ascertained at this time. Subsequent to the confirmation of the Plan, DOOFF assigned half of the DOOFF Shares to Wolas and half of the DOOFF Shares to The Perellis 2000 Trust. Martin Perellis, a trustee of The Perellis 2000 Trust, and Mr. Wolas were the sole members of DOOFF.

ITEM 4. PURPOSE OF TRANSACTION

                The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes and in connection with acquiring a controlling interest in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon price and availability of securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, Wolas beneficially owned approximately 2,484,512 of the outstanding shares of Common Stock (subject to adjustment as set forth in Item 3 above). Such shares represent 24.9995% of the outstanding shares of Common Stock. By virtue of its status as the general partner of Wolas, Sallow might be deemed to be the beneficial owner of the securities owned by Wolas. By virtue of their status as the limited partners of Wolas and the members of Sallow, Ms. Wolas and Mr. Wolas might be deemed to be the beneficial owners of the securities owned by Wolas.

        (b) By virtue of its status as general partner of Wolas, Sallow might be deemed to share indirectly with Wolas the power to vote or direct the vote of the securities owned by Wolas. By virtue of their status as limited partners of Wolas and members of Sallow, Ms. Wolas and Mr. Wolas might be deemed to share indirectly with Wolas the power to vote or direct the vote of the securities owned by Wolas.

            By virtue of its status as general partner of Wolas, Sallow might be deemed to share indirectly with Wolas the power to dispose or direct the disposition of the securities owned by Wolas. By virtue of their status as limited partners of Wolas and members of Sallow, Ms. Wolas and Mr. Wolas might be deemed to share indirectly with Wolas the power to dispose or direct the disposition of the securities owned by Wolas.

        (c) The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Other than as described in Items 3 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1           Second Amended Plan of Reorganization dated as of April 17, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:   July 19, 2000                      WOLAS FAMILY LIMITED PARTNERSHIP

                                           By:  Sallow LLC, its General Partner


                                              By: /s/ Herbert Wolas
                                                 -------------------------------
                                                    Herbert Wolas,
                                                    Member


                                           SALLOW LLC


                                           By: /s/ Herbert Wolas
                                               --------------------------------
                                                 Herbert Wolas
                                                 Member

                                           /s/ Herbert Wolas
                                           -------------------------------------
                                           Herbert Wolas


                                           /s/ Annette Wolas
                                           -------------------------------------
                                           Annette Wolas



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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1           Second Amended Plan of Reorganization dated as of April 17, 2000.


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